

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Richard L. Fletcher
President and Chief Executive Officer
Bigfoot Project Investments Inc.
570 El Camino Real NR-150
Redwood City, CA 94063

> **Re:** **Bigfoot Project Investments Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 31, 2014**
> **File No. 333-186706**

Dear Mr. Fletcher:

We have reviewed your response to our prior comment letter dated December 23, 2014 and have the following additional comments.

Business, page 19

Our Bosko Contract projection, page 26

1. We note your response to our prior comment 5 and the statement that you have removed the disclosures from the prospectus. However, we could not locate the revised disclosures. Based on your historical operations and revenue, you do not appear to have a reasonable basis to include this projected financial information. Please remove the revenue projections from the Bosko Group included on pages 26 through 28. Please also revise and remove comparable disclosure from the Management's Discussion and Analysis or Plan of Operation section on pages 34 through 37 accordingly.

Management's Discussion and Analysis or Plan of Operation, page 31

Plan of Operations, page 31

2. We note your response to our prior comment 6 and your revised disclosures on pages 31 through 32. In the discussion of each of your planned activities, include specific information regarding the timelines and associated costs accompanying each proposed step in your business plan. If alternate plan of operations will be pursued at different funding levels (10%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operations.

Exhibit 99.4

3. We note your response to our prior comment 9 and reissue. It appears that Exhibit 99.4 only contains a listing of assets and terms. Please file a copy of the asset transfer agreement with Searching for Bigfoot Inc. or advise. Refer to Item 601(b)(2) of Regulation S-K.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Abby L. Ertz, Esq.